December 20, 2010

Lisa Kohl & H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Registration Statement on Form S-1

Amendment No. 1

File No. 333-169499

Originally Submitted on September 21, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No. 333-1487l9

Dear Ms. Kohl:

First Resources Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of October 19, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 21, 2010, and the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 (the “Annual Report”) as filed with the Commission on April 15, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 19, 2010.

Cover Page of the Registration Statement

1)

We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. From your description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration cover page or advise us why you believe this is not an offering under Rule 415.

RESPONSE:  We have revised the Filing to mark the box indicating that the securities are being offered on a delayed or continuous basis.

2)

Please remove the last full paragraph, as you have already provided such language as required on the Prospectus Cover Page.

RESPONSE:  We have revised the Filing to remove the last full paragraph of the Cover Page of the Registration Statement.

Prospectus Cover Page

3)

We note that you are offering your securities at a fixed price of $0.05 per share. If true, please confirm that you will offer your securities at a fixed price of $0.05 per share for the duration of your offering, even if a market for your securities develops on the OTCBB, and provide such assurance in your disclosure. If, in the alternative, you will sell your securities at prevailing market prices, should a market for your securities develop, please revise your disclosure accordingly.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“The shares being registered hereby will be offered for sale at a fixed price of $0.05 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days, and thereafter should a market for our securities develop, such shares may be sold at prevailing market prices.  The Company’s Common Stock is currently trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol MEZE.OB.  Our Common Stock has historically been sporadically traded on the OTCBB.  We cannot provide assurances that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained.”

4)

Please revise your disclosure to provide your anticipated net proceeds on a per unit basis, in addition to your disclosure regarding aggregate net proceeds. Refer to Item 501 (b )(3) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 3 to include the following table setting for the aggregate net proceeds:

	Offering Price To Public	Commissions	Proceeds to Company Before Expenses
Per Share	$0.05	Not Applicable	$0.05
Total	$0.05	Not Applicable	$500,000

5)

Please revise your disclosure in this section to indicate that your stock is quoted on the OTCBB but that a market for your securities has not yet developed. Also include the trading symbol(s) for your securities. Refer to Item 501 (b)(4) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“The shares being registered hereby will be offered for sale at a fixed price of $0.05 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days, and thereafter, should a market for our securities develop, such shares may be sold at prevailing market prices.  The Company’s Common Stock is currently trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol MEZE.OB.  Our Common Stock has historically been sporadically traded on the OTCBB.  We cannot provide assurances that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained.”

6)

Clarify in the first paragraph following the table, if true, that you have only commenced limited, organizational operations.

RESPONSE:  We have revised the Filing on Page 3 to delete the reference to the limited operations in its entirety.

7)

Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“We are offering for sale a total of 10,000,000 shares of Common Stock at a fixed price of $0.05 per share (the "Offering") on a self-underwritten best-efforts basis. Our sole officer and director, Ms. Gloria Ramirez-Martinez, will attempt to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. Ms. Ramirez-Martinez will offer the shares to friends, family members and business acquaintances.  In offering the securities on behalf of the Company, Ms. Ramirez-Martinez will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  If all of the shares offered by us are purchased, the gross proceeds to us will be $500,000.  However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of shares that must be sold and we will retain the proceeds from the sale of any of the shares offered and sold hereunder.  Since there is no minimum with respect to the number of shares to be sold directly by the Company in this offering, if we fail to raise sufficient capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.”

8)

Please update this page to include the date of the prospectus, pursuant to Item 50l(b)(9) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 3 to include the date of the prospectus.

9)

Please move the final paragraph of this section pertaining to dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

RESPONSE:  We have revised the Filing to move the final paragraph of this section to the outside back cover page of the prospectus.

Prospectus Summary, page 5

10)

Delete the last sentence of your preliminary paragraph containing the defined terms since the meaning of each is clear from their context.

RESPONSE:  We have revised the Filing to delete the last sentence of the preliminary paragraph.

11)

Please update your disclosure to provide a brief summary of your current financial condition. Within this section, advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern and quantify, to the extent practicable, the anticipated amount of capital you will need to continue as a going concern. Please discuss this estimate in your "Risk Factors" and "Management's Discussion and Analysis" sections.

RESPONSE:  We have revised the Filing on Page 6, 12, and 30 to include the following language:

“To date, we have not earned any revenues and have incurred a net loss of $19,409 in the year ended December 31, 2009 and a net loss of $34,552 for the year ended December 31, 2008. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  In order to achieve a profitable level of operations, the Company believes that it needs to raise a minimum of $125,000 from the proceeds of this offering to initiate its current plan of operations. For a detailed breakdown of how the Company intends to utilize proceeds generated from this offering please see the section entitled "Use of Proceeds" on Page 14 of the prospectus. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plan of operations described herein and eventually attain profitable operations.”

“Our independent registered public accountants have expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business.  As a result we may have to liquidate our business and you may lose your investment. The Company believes that $125,000 would allow the Company to fully implement its current plan of operations and allow the Company to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plan of operations described herein and eventually attain profitable operations.  You should consider our independent registered public accountant’s comments when determining if an investment in First Resources Corp. is suitable.”

“To date, we have not earned any revenues and have incurred a net loss of $19,409 in the year ended December 31, 2009 and a net loss of $34,552 for the year ended December 31, 2008. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties.  For these reasons, our auditors stated in their report on our audited financial statements that they have substantial doubt that we will be able to continue as a going concern without further financing. The Company believes that $125,000 would allow the Company to fully implement its current plan of operations and allow the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plan of operations described herein and eventually attain profitable operations.”

12)

Please revise your disclosure to briefly describe your change in control. In this regard, we note that you filed a Form 8-K on December 14, 2009 to disclose a change in control. Please also include this information in your "Description of Business" section on page 19.

RESPONSE:  We have revised the Filing on Page 5 and 21 to include the following language:

“On December 3, 2009, Dan MacLean (“Mr. MacLean”), the Chief Executive Officer/President, Chief Financial Officer/Treasurer, Secretary and Director of the Company, resigned from all positions with the Company and, as his final act as the sole member of the Company’s Board of Directors, Mr. MacLean appointed Ms. Gloria Ramirez-Martinez as the Company’s Chief Executive Officer/President, Chief Financial Officer/Treasurer, Secretary and Director. Ms. Ramirez-Martinez accepted such appointments.”

13)

Please revise your disclosure to briefly describe why you decided to enter the mining business, given the statements in the penultimate paragraph on page six that your sole officer and director is new to the mining industry. Please provide an expanded discussion of this decision in your "Description of Business" section on page 19.

RESPONSE: We have revised the Filing on Page 5 and Page 21 to include the following language:

"We were incorporated in the State of Nevada on August 3, 2007 under the name Medzed, Inc. We were originally established for the purpose of becoming a third party reseller of medical office business solutions. However, due to poor performance related to the sales of the medical office business solutions, we believe as of September 30, 2008, the Company became a “shell” company, as that term is defined in Rule 12b-2 of the Securities Exchange Act of 1934.  On December 3, 2009, Dan MacLean (“Mr. MacLean”), the Chief Executive Officer/President, Chief Financial Officer/Treasurer, Secretary and Director of the Company, resigned from all positions with the Company and, as his final act as the sole member of the Company’s Board of Directors, Mr. MacLean appointed Ms. Gloria Ramirez-Martinez as the Company’s Chief Executive Officer/President, Chief Financial Officer/Treasurer, Secretary and Director. Ms. Ramirez-Martinez accepted such appointments.

Since that time, the Company has focused its efforts on developing a new business, merging with, or acquiring an operating company with operating history and assets. Accordingly, we refocused the Company's business direction to include a new business plan based on the exploration of mineral claims.  To reflect the Company’s new focus, on August 19, 2010, we filed an amendment to our Articles of Incorporation with the Nevada Secretary of State changing our name to First Resources Corp.”

14)

We note your disclosure in this section that you have "staked four mining claims" and that you "seek to explore the claims for commercially exploitable reserves of valuable minerals." Please revise your disclosure to briefly describe the nature of these mining claims, with a view toward informing investors which minerals you seek to mine.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“We are considered an exploration or exploratory stage company because we are involved in the examination and investigation of land that we believe may contain valuable minerals, for the purpose of discovering viable deposits or reserves of gold, silver and other minerals, which are not in either the development or production stage.  To date, our operations have been primarily limited to organizing and restructuring the Company. On July 27, 2010 we staked four mining claims, the MDZ Lode Claims (collectively referred to hereinafter as the “Claims”), in Mohave County, Arizona.  A lode mining claim is one that contains gold or other metallic minerals embedded deep within the veins of other rocks, and so requires a more complicated mining process.”

Plan of Operations, page 5

15)

We note your disclosure in the second paragraph on page six that you have "selected Steven Radvak, our Vice President of Exploration, as our geologic consultant." Please revise your disclosure in this section, and throughout your registration statement, to further explain the nature of the employment relationship between Mr. Radvak and your company. Please clarify whether, as a Vice President, Mr. Radvak is an officer of your company. In this regard, we note that you refer to Mr. Radvak interchangeably as a Vice President and as a Consultant while also stating that you have no employees and only a sole officer and director. Please revise or advise and ensure that any applicable revisions are also applied to the "Directors, Executive Officers, Promoters and Control Persons” section on page 28 and in the "Security Ownership of Certain Beneficial Owners and Management" section on page 30. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE:  We have revised the Filing to include the following language and have revised the entire Filing to clarify the nature of the relationship between the Company and Mr. Radvak:

“On September 10, 2010, the Company engaged Mr. Steven Radvak (“Mr. Radvak”) to serve as a consultant to the Company as in the capacity of Vice President of Exploration. Mr. Radvak is considered a consultant functioning as an independent contractor and is neither an executive officer nor an employee of the Company. In this capacity, Mr. Radvak's duties shall include providing general assistance to the Company in developing its current plan of operations, as it relates to property acquisition and exploration, and performance of such other duties and responsibilities as may be reasonably required from time-to-time by the Board of Directors.”

“Our exploration activities include a determination by our geologic consultant to see if the property contains reserves. On September 10, 2010, the Company engaged Mr. Steven Radvak (“Mr. Radvak”) to serve as Vice President of Exploration. Mr. Radvak is considered a consultant functioning as an independent contractor and is neither an executive officer nor an employee of the Company. In this capacity, Mr. Radvak's duties shall include providing general assistance to the Company in developing its current plan of operations, as it relates to property acquisition and exploration, and performance of such other duties and responsibilities as may be reasonably required from time-to-time by the Board of Directors.”

“On September 10, 2010, the Company engaged Mr. Steven Radvak (“Mr. Radvak”) to serve as a consultant to the Company as in the capacity of Vice President of Exploration. Mr. Radvak is considered a consultant functioning as an independent contractor and is neither an officer nor an executive employee of the Company. In this capacity, Mr. Radvak's duties shall include providing general assistance to the Company in developing its current plan of operations, as it relates to property acquisition and exploration, and performance of such other duties and responsibilities as may be reasonably required from time-to-time by the Board of Directors.”

16)

We note the four actions you intend to carry out over the next 12 months as a preliminary exploration program. Please revise your disclosure to quantify, to the extent practicable, the anticipated cost of these activities.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

"1.

We intend to formulate an exploration plan, which will be based on a combination of radiometric surveys, outcrop mapping, and environmental considerations (anticipated costs of approximately $66,000);

2.

Acquire such data sets, public or private, as may be available in our areas of interest (anticipated costs to be determined);

3.

Focus on subsurface exploration by initiating a drilling program to relatively deep targets in unexplored channel environments (anticipated costs of approximately $40,500 - $82,500).

4.

As appropriate, enter into joint ventures with other companies exploring the same sedimentary environments in the region (anticipated costs to be determined). "

Summary of this Offering, page 7

17)

Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

RESPONSE:  We have revised the Filing on Page 8 to include the following language:

“Nature of the Offering:  Our offering is being made on a best-efforts, self-underwritten basis. There is no minimum amount of shares that we must sell in our direct offering, and therefore no minimum amount of proceeds will be raised.”

Risk Factors, page 8

18)

Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” Please eliminate any such generic risks or revise them to state specific material risks to your company or to the purchasers of your common stock. For example, we note that the following risk factors appear to contain generic disclosures:

•

Investing in the Company is a highly speculative investment and could result in the loss of your entire investment, page 8

•

We may need additional capital in the future, and the sale of additional shares or equity securities could result in additional dilution to our stockholders, page 8

Please note these are examples only. Review your entire risk factor section and revise as necessary.

RESPONSE:  We have revised the Filing to remove the Risk Factor, “Investing in the Company is a highly speculative investment and could result in the loss of your entire investment”.  Additionally, we have revised the Filing on page 8 to include the following language:

“We may need additional capital in the future, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will only be sufficient to meet our anticipated cash needs for the next twelve months.  Our balance sheet as of June 30, 2010 reflects cash in the amount of $14,350. Cash from inception to date has been insufficient to provide the operating capital necessary to operate the company.  If we are unable to find reserves of valuable minerals or if we cannot remove the minerals because we either do not have the capital to do so, or because it is not economically feasible to do so, then we will cease operations and potential investors will lose their investment.  We anticipate that any additional funding that we require to continue operations will be in the form of equity financing from the sale of our Common Stock.  The sale of additional equity securities would result in additional dilution to our stockholders.”

19)

We note your disclosure that your sole officer and director, Ms. Ramirez-Martinez is a resident of Mexico. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Ms. Ramirez-Martinez. This risk factor should address the risk U.S. stockholders face in:

•

effecting service of process within the United States on Ms. Ramirez-Martinez;

•

enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Ramirez-Martinez;

•

enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Ramirez-Martinez; and

•

bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Ramirez-Martinez.

Alternatively, advise us as to why you believe such a risk factor is unnecessary.

RESPONSE:  We have revised the Filing on Page 12 to include the following risk factor:

“Our sole officer and director may not be subject to suit in the United States, which may prevent investors in our Company from obtaining or enforcing judgments against her under United States Securities Laws.

Our sole office and director, Ms. Ramirez-Martinez is a resident of Mexico.  As a result, it may be difficult or impossible for our investors to effect service of process within the United States upon her, to bring suit against her in the United States or to enforce in the United States courts any judgment obtained there against her predicated upon any civil liability provisions of the United States federal securities laws. Investors should not assume that Mexican courts will either enforce judgments of United States courts obtained in actions against Ms. Ramirez-Martinez predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or enforce, in original actions, liabilities against her upon the United States federal securities laws or any such state securities or “blue sky” laws.”

20)

We note your statement in the last sentence of the first paragraph under the "Risk Factors" section that "[c]urrently, shares of our Common Stock are publicly traded." Please revise your disclosure to explain what you mean when you state that your stock is publicly traded. In this regard, we note your statements under the second risk factor on page 12 that your stock is quoted, and that a public market in your securities has not yet developed. Please revise or advise

RESPONSE:  We have revised the Filing to delete the reference to the "shares of our Common Stock are publicly traded." Further we have revised the Filing on Page 13 to include the following language:

“The Company cannot ensure that current trading levels of the Company’s common stock will be sustained or that a broader or more active public trading market will develop, which may make it difficult for shareholders to sell their stock.

Our Common Stock is currently trading on the OTC Bulletin Board under the trading symbol MEZE.OB.  Our Common Stock has historically been sporadically traded on the OTCBB, meaning that the number of persons interested in purchasing our Common Stock at or near bid prices at any given time may be relatively small or nonexistent.  This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to follow an unproven company, such as ours, or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity, which will generally support continuous sales without an adverse effect on our stock price.  We cannot provide assurances that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained.

Furthermore, for companies whose securities are quoted on the OTCBB maintained by the Financial Industry Regulatory Authority (“FINRA”), it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.  As a result, purchasers of the Company’s Common Stock may have difficulty selling their shares in the public market, and the market price may be subject to significant volatility.”

Risks Related to the Offering, page 8

As there is no minimum for our offering… page 8

21)

We note the last sentence of this risk factor which states that if you fail to raise sufficient capital in this offering you "would expect to have to significantly decrease operating expenses, which will curtail the growth of our business." Please revise your disclosure to provide, if true, that if you fail to raise sufficient capital your business may fail.

RESPONSE:  We have revised the Filing on Page 9 as follows:

“As there is no minimum for our offering, if only a few persons purchase shares they will lose their investment.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in this offering, if only a few shares are sold, we may not have enough capital to fully implement our business.  In such an event, it is highly likely that any investment would be lost. As such, proceeds from this offering may not be sufficient to meet the objectives we state in this prospectus, other corporate milestones that we may set, or to avoid a “going concern” modification in future reports of our auditors as to uncertainty with respect to our ability to continue as a going concern.  If we fail to raise sufficient capital, we would expect to have to significantly decrease operating expenses, which will curtail the growth of our business and may cause our business to fail.  If our business fails, investors could lose their entire investment.”

Risks Related to Our Business, page 9

We are an exploration stage company and may never be able to carry out our business or to achieve any revenues or profitability…, page 9

22)

We note your statement in the last sentence of this risk factor that if you are "unable to generate significant revenues from the development of the MDZ Lode Claims" you will not be able to "earn profits or continue operations." Please revise your disclosure to quantify the "significant revenues" that will be necessary for you to continue operations.

RESPONSE: We have revised the Filing to remove the reference to "significant revenues" in this risk factor. We believe that the added disclosure pursuant to comment 18 will allow the reader to assess the capital requirements of the Company necessary to continue operations.

We expect to incur operating losses in the future…, page 9

23)

We note that your management believes that "the gross proceeds of $500,000 generated from this offering will be sufficient to continue our planned activities for no more than ten to twelve months after the offering." Please revise your disclosure to state whether management has formulated a plan to address your long term capital needs.

RESPONSE: We believe that our long-term additional capital requirements are addressed throughout the Filing where we discuss the need for additional capital if we are unable to generate sufficient revenue to implement our plan of operations. We believe any further disclosure hereunder would be duplicative.

Our exploration activities may not be commercially successful…, page 9

24)

We note your disclosure that a decision to abandon one of your projects may "reduce the trading price of our common stock." Please revise your disclosure to clarify, if true, that your stock is currently quoted, rather than traded and that a market for your stock has not yet developed.

RESPONSE:  We have revised the Filing on Page 10 as follows:

“We may invest significant capital and resources in exploration activities and abandon such investments if they are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our Common Stock which is currently traded on the OTC Bulletin Board, and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover or acquire any mineralized material in sufficient quantities on the property underlying our mineral claims to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of ore on the property.”

Because the probability of an individual prospect ever having reserves is extremely remote…, page 10

25)

Please revise your disclosure to state, if true, that if the MDZ Lode Claims do not contain reserves you will likely have to cease operations and your business may fail.

RESPONSE:  We have revised the Filing on Page 11 as follows:

“The probability of an individual mineral claim ever having reserves is extremely remote. Accordingly, if the MDZ Lode Claims do not contain reserves, we will likely have to cease operations and as a result, our business may fail.  As such, any funds spent on exploration will probably be lost, which could result in a loss of your entire investment.”

Key management personnel may leave the Company…, page 11

26)

Please revise your disclosure to further explain this risk factor, in light of your disclosure in the penultimate paragraph on page six that your sole officer and director has "only recently become interested in natural resource exploration" and "does not have any technical credentials" in the exploration of mines. Please revise or advise.

RESPONSE:  We have revised the Filing on Page 12 to include the following language:

“The Company is entirely dependent on the efforts of its president because of the significant time and effort that she devotes to the Company.  Ms. Ramirez-Martinez devotes between 15 and 20 hours per week to our business and any additional time when required.  She is in charge of supervising all exploration programs that we carry out including supervision of any consultants or contractors that we engage to assist in exploration. The loss of her could have a material adverse effect on the business and its prospects and there is no guarantee that replacement personnel, if any, will help the Company to operate profitably. The Company does not maintain key person life insurance on its president.”

We have a "going concern" opinion from our auditors…, page 11

27)

Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern or explain to us why you feel such disclosure is not required.

RESPONSE:  We have revised the Filing on Page 12 to include the following language:

“Our independent registered public accountants have expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business.  As a result we may have to liquidate our business and you may lose your investment. The Company believes that $125,000 would allow the Company to fully implement its current plan of operations and allow the Company to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plan of operations described herein and eventually attain profitable operations.  You should consider our independent registered public accountant’s comments when determining if an investment in First Resources Corp. is suitable.”

Determination of Offering Price, Page 13

28)

We note your disclosure of the high and low bid prices for the first three quarters of the 2010 fiscal year and that the sporadic nature of OTC transactions in your securities led you to set a specific offering price for your securities, rather than selling the securities at prevailing market prices. Please disclose the factors you considered in setting your offering price at $0.05 per share and explain how you arrived at that figure. Refer to Item 505(a) of Regulation S-K.

RESPONSE: We have revised the Filing on Page 14-15 to reflect the requested changes as follows:

"Although, our Common Stock was quoted on the OTC Bulletin Board “OTCBB – U.S. Registered” on March 12, 2009 under the trading symbol MEZE.OB, history our shares have been sporadically traded; therefore, our management has arbitrarily determined the offering price for our shares. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price. The factors considered were:

•   our limited operating history

•   the price we believe a purchaser is willing to pay for our stock

The following table sets forth the high and low bid prices for our Common Stock per quarter as reported by the OTCBB since we began trading December 15, 2009 based on our fiscal year end December 31. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010 – High	$.08	$1.01	$1.75	$0.70*
2010 – Low	$.08	$0.08	$1.01	$0.70*
2009 – High	---	---	---	$0.08
2009 – Low	---	---	---	$0.08

*Fourth Quarter reflects trading price through November 30, 2010."

Use of Proceeds, page 14

29)

In accordance with Instruction I to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“The success of our business is entirely dependent upon raising proceeds from this offering.  We are not going to spend any sums of money or implement our exploration program until this offering is completed.  If we are successful in raising the full amount of funds from this offering we plan to implement the initial exploration program consisting of the three phases identified in the above “Use of Proceeds” chart.  If less than the maximum proceeds are received under this offering, we will use any funds received to pay the offering expenses foremost, and then to pay any working capital expenses.  If sufficient funds have been received after the offering expenses and working capital expenses have been paid, we will commence Phase I of our exploration program.  If Phase I proves to be successful and sufficient funds are available after completion of such Phase, we will continue with Phase II and so on until funds are no longer available.”

30)

We note your statements in the third paragraph under the “Corporate History” heading on page 5 that if extraction of minerals is not economically feasible, you will cease operations. Please disclose your use of any remaining proceeds in such a circumstance.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“The expenditures to be made by us on our exploration program may not result in the discovery of commercially exploitable reserves of valuable minerals. The probability of a mineral claim ever having commercially exploitable reserves is extremely remote, and in all probability our mineral claims may not contain any reserves.  If we are unable to find reserves of valuable minerals or if we cannot remove the minerals because we either do not have the capital to do so, or because it is not economically feasible to do so, then we will cease operations relating to the Claims and we will attempt to seek out alternate claims.  In the event that we cease operations relating to the Claims, any funds received under this offering will be used to pay expenses related to this offering as well as working capital expenses including any expenses relating to the acquisition of any additional claims.”

Plan of Distribution: Terms of the Offering, page 15

31)

Please revise your disclosure to include the name of your executive officer and director that is conducting the self-underwritten offering.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“We are offering for sale a maximum of 10,000,000 shares of our Common Stock in a self-underwritten offering directly to the public at a price of $0.05 per share.  Our sole officer and director, Ms. Gloria Ramirez-Martinez, will attempt to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. Ms. Ramirez-Martinez will offer the shares to friends, family members and business acquaintances.

 There is no minimum amount of shares that we must sell in our direct offering, and therefore no minimum amount of proceeds will be raised. No arrangements have been made to place funds into escrow or any similar account. Upon receipt, offering proceeds will be deposited into our operating account and used to conduct our business and operations. We are offering the shares without any underwriting discounts or commissions. The purchase price is $0.05 per share. If none of the 10,000,000 shares offered are sold within 180 days from the date hereof, (which may be extended an additional 90 days in our sole discretion), the offering for the balance of the shares will terminate and no further shares will be sold.

In connection with the Company’s selling efforts in the offering, Ms. Ramirez-Martinez will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Ms. Ramirez-Martinez is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officer and director will not be compensated in connection with her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our officer and director is not now, nor has she been within the past 12 months, a broker or dealer, and she has not been, within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officer and director will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officer and director will not and has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).”

32)

Please revise your disclosure in the last sentence of the second paragraph on page 15 to clarify, if true, that Ms. Ramirez-Martinez will not, and has not participated in the selling of any securities for any issuer more than once every twelve months.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“In connection with the Company’s selling efforts in the offering, Ms. Ramirez-Martinez will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Ms. Ramirez-Martinez is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officer and director will not be compensated in connection with her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our officer and director is not now, nor has she been within the past 12 months, a broker or dealer, and she has not been, within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officer and director will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officer and director will not and has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).”

33)

Please revise to clarify the manner in which subscribers of your shares will receive such shares.

RESPONSE:  We have revised the Filing on Page 17-18 to include the following language:

"Procedures for Subscribing

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. The Company shall only deliver such Subscription Documents upon request after a potential investor has had ample opportunity to review this Prospectus..."

 “Acceptance of Subscriptions

Upon the Company’s acceptance of a Subscription Agreement and receipt of full payment, the Company shall countersign the Subscription Agreement and issue a stock certificate along with a copy of the Subscription Agreement.”

Use of Proceeds, page 16

34)

We note your disclosure in the asterisk footnote regarding the issuance of 200,000 restricted common shares to your Vice President of Exploration and geologic consultant for services rendered in lieu of cash compensation. Please tell us why the number of shares issued differs from the number of shares issued as disclosed in Note 7 to your interim financial statements on page F-10. In addition, please disclose the shares issued as consideration for the assistance provided by Alan Brown with the staking of milling claims disclosed in Note 7 to your interim financial statements on page F-l0. Finally, please revise to clarify and/or supplement your disclosure in the asterisk footnote in light of the disclosures in Note 7 to your interim financial statements.

RESPONSE:  The asterisk footnote contained a typographical error.  Therefore, we have revised the Filing on Page 16 to include the following language in the asterisk footnote:

“*Steve Radvak has been issued 100,000 restricted shares of our common stock in lieu of cash payment for his services to the Company as Vice President of Exploration and as our geologic consultant.  Mr. Alan Brown has been issued 100,000 restricted shares of our common stock in lieu of cash payment as consideration for his assistance with the staking of our mining Claims.”

Dilution, page 17

35)

We note that total consideration and price per share paid by existing shareholders in the first table includes stock-based compensation recognized in connection with the issuance of the shares to your president during most recent interim period. Please tell us why you believe stock based compensation represents cash consideration that should be reflected in the table. Please refer to Item 506 of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 19 to include the following language and to include the footnote below the chart.

	Shares Issued		Total Consideration		Price Per Share
	Number	Percent	Amount	Percent
Existing Shareholders (1)	12,700,000 Shares	55.5%	$955,000	65.6%	$0.08
Purchasers of Shares	10,000,000 Shares	44.5%	$500,000	34.4%	$0.05
Total	22,700,000 Shares	100.0%	$1,455,000	100.0%

(1)

“Stock based compensation in the amount of $875,000 was recorded as additional paid in capital based on the trading value of the shares on the date of issuance.”

36)

We note your disclosure that net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of September 16, 2010. We also note that you disclose net tangible book value per share at December 31, 2009 in the table of dilution to new investors. Please show us how you computed the net tangible book value per share amount at December 31, 2009 as presented in the table of dilution to new investors. In addition, we would expect you to compute the net tangible book value per share before the offering based on tangible assets, liabilities and the number of shares outstanding as of the same date, which should not precede the date of the most recent balance sheet date included in the filing. Please revise or advise. If net tangible book value per share before the offering was computed using tangible assets, liabilities and the number of shares outstanding as of September 16, 2010, please disclose net tangible book value and the number of shares outstanding as of that date, and disclose the reasons for any significant change as compared to the most recent balance sheet included in the filing.

RESPONSE: Please refer to below reconciliation of tangible book value computed as of June 30, 2010. Additionally, we have revised the Filing to present the table of dilution to reflect the date of the June 30, 2010 balance sheet included in the Filing:

Shares out (A)	2,500,000	2,500,000	2,500,000	2,500,000

Total Assets, December 31, 2009 (B)	$ 1,004	$ 1,004	$ 1,004	$ 1,004
Total Liabilities, December 31, 2009 (C)	$ 18,978	$ 18,978	$ 18,978	$ 18,978

Tangible Net Book Value, December 31, 2009 (D = B-C)	-$ 17,974	-$ 17,974	-$ 17,974	-$ 17,974

Offering Success (E)	100%	50%	25%	10%

Shares offered (F)	10,000,000	5,000,000	2,500,000	1,000,000
Price (G)	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Shares Issued (H)
Amount Raised (I)	500,000	250,000	125,000	50,000

New Tangible Book Value (J = D + I)	$ 482,026	$ 482,026	$ 482,026	$ 482,026

Tangible Book Value at December 31, 2009 per shares (K = D/A)	-$ 0.007	-$ 0.007	-$ 0.007	-$ 0.007

Tangible Book Value after offering per share (L = J/(A+F)	$ 0.039	$ 0.031	$ 0.021	$ 0.009

Increase in Tangible Book Value (M = L - K)	$ 0.046	$ 0.038	$ 0.029	$ 0.016

Share Dilution to new investors (N = G - M)	$ 0.004	$ 0.012	$ 0.021	$ 0.034

Percent Dilution to New Investors (N / G)	8.50%	23.75%	42.81%	67.32%

Description of Property, page 17

37)

We note your statement in the first paragraph of this section that you are currently using free office space. Please revise your disclosure to also provide the basis for this arrangement as well as how long you anticipate being able to use this space for free.

RESPONSE: We have revised the Filing on Page 19 to include the following:

"Our principal executive office is located at 3065 Beyer Blvd. B103-1, San Diego, California. Our telephone number is (858) 461-3544. We are currently using free generic executive office space on a month-to-month basis. The space is being provided to us by Garcia & Associates which is controlled by an unrelated business associate of our sole officer and director. The office space is executive office space which we use to provide the Company with a United States address for ease of communication for management. This space is utilized for office purposes and it is our belief that the space is adequate for our immediate needs.  The Company has plans to seek out new office space in the Phoenix, Arizona area. Management believes that this move will allow the Company to have an office closer to its geological staff and our Claims. However, as of the date of this filing, we have not actively sought out any office space in Phoenix, AZ and believe that management will begin this process in early 2011. We do not foresee any significant difficulties in obtaining new space. We currently do not own any real property.”

38)

We note that the address provided on page 30 for Ms. Ramirez-Martinez, your sole officer and director and sole employee is in Guanajuanto, Mexico, but that your office is located in San Diego, California. Please revise your disclosure to clarify who works in your San Diego office and describe the activity conducted.

RESPONSE:  We have added the following language to clarify the nature of the office in San Diego, CA:

"The office space is executive office space provided by a business acquaintance and we use this space to provide the Company with a United States address for ease of communication with our management."

39)

We note the first sentence in the second paragraph of this section that you have “applied for a one-year lease with the Arizona Bureau of Land Management” and we also note the third sentence in the last paragraph on page 19 that you have "applied for and received a one year lease." Please revise your disclosure to clarify whether your lease application has been granted. Additionally, please disclose the information required by Industry Guide 7 of the Securities Act. Please ensure that you provide disclosure regarding your means of access to the property, a description of the lease by which you hold your interest in the MDZ Lode claims, including the dates of your lease and any conditions you must meet to retain the property, and the current condition of the property. This list is not exhaustive; refer 10 Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, Industry Guide 7, for additional detail.

RESPONSE:  We have revised the Filing on Page 19 to include the following language in order to clarify and comply with the guidelines as set forth in Industry Guide 7.

"The Company staked four claims, the MDZ Lode Claims, situated in Mohave County, Arizona. We intend to undertake exploration work on our claims.  The fee simple title to the property is owned by the United States of America.  We staked the land and have provided Arizona Bureau of Land Management the requisite Location Notice of Lode Mining Claim, upon providing the location notice and the requisite fees we are entitled to enter onto the property with our employees, representatives and agents, and to prospect, explore, test, develop, work and mine the property as we see fit. Our Vice President of Exploration, Mr. Steve Radvak has been on the property during the process of staking the Claims."

Description of Securities, page 18

Anti-Takeover Provisions, page 18

40)

Please describe your company's charter provisions that could delay or otherwise make a change in control difficult. In this regard, we note the last sentence of the first paragraph of this page which states "[h]owever, there exists such provisions in our charter that may make a change in control more difficult." If you do not have any such provisions, please remove the above sentence from your registration statement. If you do have charter or by-law provisions that would make a change in control more difficult, please revise the second sentence in the first paragraph on this page, stating that you do not have any such provisions.

RESPONSE:  We have revised the Filing on Page 20 to include the following language:

“Certain anti-takeover provisions in our Articles of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue a total of up to 10,000,000 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.”

Information with Respect to Registrant, page 18

41)

Please revise your disclosure to provide the information required by Item 201 of Regulation S-K under an appropriate heading in this section. Within this section, please state whether your securities are traded on an established public market. Refer to Item 201(a) of Regulation S-K. Additionally, please revise your disclosure to provide the high and low bid information for the portions of 2009 that you were listed on the OTC-BB, as required by Item 201 (a) (iii) of Regulation S-K. In this regard, we note that you provided high and low bid information for 2010 in the “Determination of Offering Price” section on page 13, but that you state in the same section that you were listed on the OTC-BB on March 12, 2009. Please revise or advise.

RESPONSE:  We have revised the Filing to include the following language:

Page 14:

“Although, our Common Stock was quoted on the OTC Bulletin Board “OTCBB – U.S. Registered” on March 12, 2009 under the trading symbol MEZE.OB, history our shares have been sporadically traded; therefore, our management has arbitrarily determined the offering price for our shares. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price. The factors considered were:

•   our limited operating history

•   the price we believe a purchaser is willing to pay for our stock

The following table sets forth the high and low bid prices for our Common Stock per quarter as reported by the OTCBB since we began trading December 15, 2009 based on our fiscal year end December 31. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010 – High	$.08	$1.01	$1.75	$0.70*
2010 – Low	$.08	$.08	$1.01	$0.70*
2009 – High	---	---	---	$0.08
2009 – Low	---	---	---	$0.08

*Fourth Quarter reflects trading price through November 30, 2010.”

Page 21:

“Our Common Stock is currently trading on the OTC Bulletin Board under the trading symbol MEZE.OB.  As of November 30, 2010, there were 12,700,000 shares of the registrant’s $0.0001 par value Common Stock issued and outstanding to a total of 16 shareholders.  As of November 30, 2010, the closing sales price of the Common Stock, as reported on the OTCBB, was $0.70.”

42)

Please revise your disclosure to provide price information as of the latest practicable date, as required by Item 201 (a)(v) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 21 to include the following information:

“As of November 30, 2010, the closing sales price of the Common Stock, as reported on the OTCBB, was $0.70.”

43)

Please disclose the approximate number of holders of your class of common equity, as of the latest practicable date, as required by Item 201 (b)(1).

RESPONSE:  We have revised the Filing on Page 21 to include the following information:

“As of November 30, 2010, there were 12,700,000 shares of the registrant’s $0.0001 par value Common Stock issued and outstanding to a total of 16 shareholders.”

Description of our Business, page 19

44)

Please revise your disclosure to discuss the methods by which you will distribute your minerals, if extracted, to customers. Refer to Item 101(h)(4)(ii) of Regulation S-K. Please also disclose whether you are required to deliver annual reports to security holders, and if not, whether you will voluntarily do so.

RESPONSE:  We have revised the Filing on page 22 to include the following language:

“If commercially marketable quantities of mineral deposits exist on the property underlying our mineral claims and sufficient funds are available, we will evaluate the financial viability, technical and financial risks of extraction, including an evaluation of the economically recoverable portion of the deposit, the metallurgy and ore recoverability, marketability and payability of the ore concentrates, engineering concerns, milling and infrastructure costs, finance and equity requirements and an analysis of the proposed mine from the initial excavation all the way through to reclamation. After we conduct this analysis and determine that a given ore body is worth recovering, we will begin the development process.  Development will require us to obtain a processing plant and other necessary equipment including delivery equipment to transport the processed ore to our customers.”

Our Acquisition of the Claims, page 19

45)

We note that your lease will grant you the right to enter the property with your employees. Please revise your disclosure to clarify, if true, that you have not been on the property yet.

RESPONSE: We have revised the Filing to remove the word "will" and to clarify that we have been on the property that is how the property was "staked." We have revised the Filing on Page 22 as follows:

"The Company staked four claims, the MDZ Lode Claims, situated in Mohave County, Arizona. We intend to undertake exploration work on our claims.  The fee simple title to the property is owned by the United States of America.  We staked the land and have provided Arizona Bureau of Land Management the requisite Location Notice of Lode Mining Claim, upon providing the location notice and the requisite fees we are entitled to enter onto the property with our employees, representatives and agents, and to prospect, explore, test, develop, work and mine the property as we see fit. Our Vice President of Exploration, Mr. Steve Radvak has been on the property during the process of staking the Claims."

46)

We note your statement in the last paragraph on page 19 that "we believe no insurance is necessary since the property is unimproved and contains no buildings." Please explain this statement in light of the fact that your lack of insurance is listed as the fourth risk factor on page 10. Please revise or advise.

RESPONSE: The Risk Factor relates to insurance relating specifically to liability and environmental damage insurance and the insurance discussed in this section relates to "property insurance." However, in an effort to clarify this point, we have removed the reference to insurance in this section in its entirety.

History, page 21

47)

We note your reference to reports of measured, indicated, and/or inferred resources in reference to quantity estimate in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove these quantity (tonnage) and quality (grade) estimates from your filing.

RESPONSE: We have revised the Filing significantly in order to remove the requested references.

48)

Please clarify whether your company owns the Moss Mine and the associated patented claims adjacent to your unpatented claims, or whether you have any agreements or options to explore these properties. In this regard, please note that your disclosure in this section, referring to mines and other mineral properties that exist in proximity to your property may cause investors to infer that your property also has commercial mineralization. Please describe only the geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Please establish the link between your property and any adjacent properties described. Otherwise, we believe that you should remove information about any mines, analogous properties, occurrences, or exploration activities by other companies operating near your properties, and instead focus your disclosure solely on your company's property.

RESPONSE: We have revised the Filing significantly in order to remove the requested references.

Property Geology, page 22

49)

Please disclose the basis of your statements in the first three paragraphs on page 22. Identify whether this information is based upon management's belief, industry data, reports, articles or any other source. If the statement is based on management's belief, please indicate that this is the case and include an explanation for the basis of this belief. Alternatively, if this information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to indicate the section relied upon.

RESPONSE: We have added the following language on Page 23 of the Filing to clarify that the statements made are based on the experience and technical knowledge of our geologist, Mr. Radvak.

"According to our geologist, Mr. Steven Radvak, and based on his knowledge relating to the area and his technical background, the following is a general description of the geology of the area in which we have staked our claims. The area consists of a Tertiary porphyrytic quartz monzonite intruding Tertiary age volcanics and volcanic-rich sediments. Precambrian rocks unconformably underlie the volcanic rocks. The area is dominated by the quartz monzonite with a few mafic Tertiary dikes cross-cutting.

The veins consist of quartz-calcite and lesser adularia. The principal “Moss” vein is up to 45 feet thick at the surface and can be followed along strike for over 5,000 feet. The strike of the Moss vein is N75W and the average dip is 60 degrees south. However, dip can range from 45 to 80 degrees. The hanging walls of the veins commonly have several tens of feet of stockworks veining. South of the Moss vein are several lesser conjugate veins that primarily dip northward. Sampling of these veins show that several have higher gold content than the Moss vein.

The dip of the vein usually remains steep with little evidence of flattening as would be the case for a listric fault. Even though some veins associated with workings located to the south of the Moss vein have high-grade gold/silver values, gold values do not appear to increase with depth in the drilling done to date."

Competitive Factors, page 23

50)

Please identify the way(s) in which you seek to compete with your larger competitors. Refer to Item l0l(h)(4)(iv) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on page 25-26 to include the following language:

"The mining industry is highly fragmented and we will be competing with many other exploration companies looking for minerals. While we will generally compete with other exploration   companies, there is no competition for the exploration of minerals from our claim. However, we will compete with other mineral exploration companies, both large and small, for financing from a limited number of investors that are prepared to make investments in mineral exploration companies.

Additionally, the presence of competing mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors. We will also be competing with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, mineral exploration supplies and drill rigs."

Plan of Operation, page 24

51)

Please revise your disclosure to explain how your operations will differ based on varying amounts of capital raised. For example, please describe what you plan to do if Phase I, II, or III is not successful Additionally, please explain what you will do if you raise enough money to begin Phase I, II, or III, but do not have enough capital to complete the phase. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 27 to include the following language:

“The success of our business is entirely dependent upon raising proceeds from this offering.  If less than the maximum proceeds are received under this offering, we will use any funds received to pay the offering expenses foremost, and then to pay any working capital expenses.  If sufficient funds are available after the offering expenses and working capital expenses have been paid, we will commence Phase I of our exploration program.  If Phase I proves to be successful and sufficient funds are available after completion of such Phase, we will continue with Phase II and so on until funds are no longer available.  If we do not raise enough capital to complete a Phase or if our exploration activities are not successful, we will discontinue exploration of our Claims and any funds spent on exploration will probably be lost.”

52)

Please revise the cost of Phase II of the exploration program to reflect the range of expenditures dependant on funding as disclosed in the use of proceeds on page 14.

RESPONSE:  We have revised the Filing on Page 27 to reflect the range of expected expenditures for Phase II of the exploration program.

53)

Please include a brief description of the QA/QC protocols to inform readers regarding sample preparation, controls, custody, assay precision, and accuracy as these protocols relate to your exploration plans. This comment also applies to exploration and operational analytical procedures.

RESPONSE:  We have revised the Filing on Page 27 to include the following language:

“The data obtained from our exploration program and sampling will consist of survey data, lithological data and assay results. Quality Assurance/Quality Control (QA/QC) protocols will be in place at the mining site and at the laboratory to test the sampling and analysis procedures.

The Company will utilize statistical methodologies to calculate mineral reserves based on interpolation between and projection beyond sample points. Interpolation and projection are limited by certain factors including geologic boundaries, economic considerations and constraints to safe mining practices. Sample points will consist of variably spaced drill core intervals obtained from drill sites located on the surface and in underground development workings. Results from all sample points within the mineral reserve area will be evaluated and applied in determining the mineral reserves.

Samples will be sent to a laboratory for analyses. The samples will be under a strict monitoring and tracking system from log-in to completion. Samples will be logged-in immediately upon receipt and carefully checked for any special handling that may be needed. All analytical procedures, sample handling, and preservation techniques used will strictly adhere to those approved by the Environmental Protection Agency (“EPA”), where applicable.  To test assay accuracy and reproducibility, pulps from core samples will be resubmitted for analysis and compared. To test for sample errors or cross-contamination, blank core, (waste core), samples will be submitted with the mineralized samples and compared.  Reference samples from the EPA or from private sources will also be tested with every set of samples to provide an additional measure of accuracy.

The QA/QC protocols will be practiced on both resource development and production samples. The data will be entered into a 3-dimensional modeling software package and analyzed to produce a 3-dimensional solid block model of the resource. The assay values will be further analyzed by a geostatistical modeling technique to establish a grade distribution within the 3-dimensional block model. Dilution will then be applied to the model and a diluted tonnage and grade will be calculated for each block. Mineral and waste tons, contained ounces and grade will then be calculated and summed for all blocks. A percent mineable factor based on historic geologic unit values will be applied and the final proven reserve tons and grade will be calculated.

The Company will review its methodology for calculating mineral reserves on an annual and as-needed basis. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, will be evaluated as part of the reserve process. The review will examine the effect of new geologic information, changes implemented or planned in mining practices and mine economics on factors used for the estimation of probable mineral reserves. The review will include an evaluation of the Company’s rate of conversion of probable reserves to proven reserves.”

Regulations, page 25

54)

Please revise your disclosure to quantify the costs and effects of compliance with federal, state, and local environmental laws. Refer to Item l0l(h)(4)(xi). This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 28 to include the following sentence at the end of the opening paragraph:

"Currently, there are no costs associated with our compliance with such regulations."

Management Discussion and Analysis, page 26

55)

Much of the information provided in this section is repetitive and you do not provide all of the information required by Item 303 of Regulation S-K. "Management's Discussion and Analysis" should allow investors to view the company through the eyes of management and should not merely recite information that can be found elsewhere. Please revise this section to provide the disclosure required by Item 303 of Regulation S-K. In revising your disclosure, refer to "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial condition and Results of Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing throughout this section to provide expanded disclosure and to eliminate the repetitive nature of the disclosure.

Results of Operations for the Period Ended June 30, 2010 Compared to June 30, 2009, page 26

Liquidity and Capital resources, page 26

56)

Please disclose your material capital commitments as of the end of the last fiscal quarter and discuss the general purpose of such commitments, including the anticipated source of funds you will use to fulfill these commitments. See Item 302(a)(2) of Regulation S-.K. In this regard, we note items on your balance sheet on page F-2 for "Accounts payable" of $5,745 and "Related party payable" of $16,478. Please revise or advise. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 29 to include the following sentence at the end of the opening paragraph:

"The Company has obligations to pay $5,475 in trade payables and $16,478 in payments due to related parties. However, Ms. Ramirez-Martinez has indicated that she may be willing to provide additional financing in the future should the need arise. However, there has been no commitment beyond verbal assurances."

57)

We note that your company has received funding through a loan from a related party and that the terms of the loan are disclosed on page F-20. Please identify whether you anticipate that related parties will be willing to make capital contributions to your company in the future. Additionally, please note, if true, that the loan from your principal shareholder is due on demand and identify any capital resources you may have to repay the loan. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing in Page 29 to include the following language:

"Our balance sheet as of June 30, 2010 reflects cash in the amount of $14,350. Cash from inception to date has been insufficient to provide the operating capital necessary to operate the company.  The Company has received cash advances from our President and CEO, Ms. Ramirez-Martinez in the amount of $14,864. These advances are non-interest bearing, unsecured and due upon demand. The Company intends to repay this advance through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Amended Promissory Note.

The Company has obligations to pay $5,475 in trade payables and $16,478 in payments due to related parties. Specifically, the Company has an obligation to a former director in the amount of $1,990 and $14,864 to Ms. Ramirez-Martinez.  Ms. Ramirez-Martinez has indicated that she may be willing to provide additional financing in the future should the need arise. However, there has been no commitment beyond verbal assurances.

Notwithstanding, we anticipate generating losses and therefore we may be unable to continue operations in the future. If we require additional capital, we would have to issue debt or equity or enter into a strategic arrangement with a third party. There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources."

Results of Operations for the Period Ended December 31, 2009 Compared to December 31, 2008, page 27

Results of Operations, page 27

58)

Please revise the basic loss per share amounts disclosed in the second sentence to agree to the statements of operations on F-14. In addition, please disclose the reasons for the decrease in general compliance expenses.

RESPONSE: We have revised the Filing on Page 30 in the paragraph under “Results of Operations” to read:

"….and the basic loss per share was $0.01 and $0.02 respectively."

We have also revised the Filing on Page 30 in the last sentence in the paragraph under “Results of Operations” to read:

“General compliance expenses decreased from the previous year as a result of the Company finding cost effective legal counsel, public accountants and the Company removing a consultant in 2009 who did not add sufficient value to justify its fees.”

Going Concern, page 28

59)

We note that your auditor has expressed a going concern opinion. Please disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain operations. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 30 to include the following language addressing the planned course of action to remedy any liquidly deficiency:

"If we are unable to successfully begin operations we may be forced to seek out private capital. Private capital, if sought, will be sought from former and current business associates of our president or private investors referred to us by those business associates. To date, we have not sought any other funding source and have not authorized any person or entity to seek out funding on our behalf. If a market for our shares ever develops, of which there can be no assurances, we may use restricted shares of our Common Stock to compensate employees/consultants and independent contractors wherever possible. Until we identify a source of cash or financing, we plan on keeping discretionary expenses requiring the short-term expenditure of cash to an absolute minimum.

We do not have any current plans to raise funds through the sale of securities except as set forth herein. We hope to be able to use our status as a public company to enable us to use non-cash means of settling obligations and compensate persons and/or firms providing services to us, although there can be no assurances that we will be successful in any of those efforts. We believe that the perception that many people have of a public company makes it more likely that they will accept restricted securities from a public company as consideration for indebtedness to them than they would from a private company. We have not performed any studies of this matter. Our conclusion is based on our own beliefs.

Issuing shares of our Common Stock to such persons instead of paying cash to them could increase our chances to expand our business. Having shares of our Common Stock may also give persons a greater feeling of identity with us which may result in referrals. However, these actions, if successful, will result in dilution of the ownership interests of existing shareholders, may further dilute Common Stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of our Company because the shares may be issued to parties or entities committed to supporting existing management."

60)

The terms development and production have very specific meanings within Industry Guide 7, available on our website at www.sec.gov/about/forms/industryguides.pdf. These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development, and production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7.

RESPONSE: We have revised the Filing throughout as requested.

61)

We note your disclosure that you plan to invest in and develop all types of businesses related to the medical accounting and management industry, which is inconsistent with your disclosure throughout the document. Please update this disclosure.

RESPONSE:

We have revised the Filing significantly in order to remove references to the medical accounting or management industry.

Directors, Executive Officers, Promoters and Control Persons, page 28

62)

Item 40J (e) of Regulation S-K requires a brief discussion of the experiences and qualifications of each of your directors and executive officers that led to the conclusion that the individual serve as your officer or director, in light of the business in which you are involved. This section also requires disclosure of the principal business of any corporation that employed the officer or director within the past five years. Please revise your disclosure accordingly. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE:  We have revised the Filing on Page 31 to include the following pursuant to Item 401(e) of Regulation S-K:

"Gloria Ramirez-Martinez has over 8 years of experience in international trade. Since 2007, she has been working for GKN Driveline as Materials Planner. She has overseen all aspects of the import/export business from client services to logistics. She started her career in 1999 as a programmer working for a major appliance distributor in Mexico. Ms. Ramirez-Martinez graduated with a degree in Business Administration from the Institute of Technology of Celaya (Mexico) in 1999. Prior to working with GNK Driveline she worked for Hutchison Autopartes Mexico as Production Assistant from 2001-2007. Her intimate involvement with the Company since 2009 coupled with her project management skills, as well as fiscal management ability, led to the conclusion that she would be capable to serve as our Director.

63)

Please disclose the term of office for your director and executive officer(s). Please also disclose the period(s) during which Ms. Ramirez-Martinez has served as a director and executive officer. Refer to Items 401 (a) and (b) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 31 to include the following information:

“The following table sets forth the name and age of our current director and executive officer. Our Board of Directors appoints our executive officers. Our directors serve until the earlier occurrence of the election of his or her successor at the next meeting of stockholders, death, resignation or removal by the Board of Directors. There are no family relationships among our directors or executive officers.”

Name	Age	Position	Tenure
Gloria Ramirez-Martinez	34	President, CEO, CFO, Secretary. Treasurer, and Director	Since December 2009

Significant Employees/Consultants, page 28

64)

We note that you have apparently identified Mr. Radvak as a significant employee. We also note your disclosure on page F-10 that you issued 100,000 shares of common stock to Mr. Radvak and 100,000 shares to Mr. Alan Brown on September 8, 2010. Please revise your disclosure to clarify the relationship of Messrs Radvak and Brown to the company.

RESPONSE: We have revised the Filing to include the following language to clarify the relationship between Messrs Radvak and the Company. However, as stated in the Filing, Mr. Brown was simply an associate of Mr. Radvak's who assisted in the staking of the Claims. As there is no further relationship between the Company and Mr. Brown, we believe stating this fact under this section will only add confusion to Mr. Brown's limited role with the Company. Accordingly, we have added the following language:

"On September 10, 2010, the Company engaged Mr. Steven Radvak (“Mr. Radvak”) to serve as a consultant to the Company as in the capacity of Vice President of Exploration. Mr. Radvak is considered a consultant functioning as an independent contractor and is neither an officer nor an executive employee of the Company. In this capacity, Mr. Radvak's duties shall include providing general assistance to the Company in developing its current plan of operations, as it relates to property acquisition and exploration, and performance of such other duties and responsibilities as may be reasonably required from time-to-time by the Board of Directors."

Executive Compensation, page 29

65)

Please revise your disclosure to provide the information required by Items 402(m)-(r) of Regulation S-K. In this regard, please note that Item 402(n) requires disclosure of executive compensation data for the two most recently completed fiscal years and that Item 402(n)(2)(ix)(D)(2) requires disclosure of the amount paid to an executive officer in connection with a change in control of the company. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing to include information relating to executive compensation for the previous two years.

Summary Compensation Table, page 29

66)

We note that your executive compensation table indicates that Ms. Ramirez-Martinez did not receive any compensation in 2010. Please reconcile this with the $875,000 in stock based compensation disclosed in your financial statements and the statement in Note 5 on page F-9 that "[d]uring the period ended June 30, 2010, the Company issued to the President of the Company, $10,000,000 shares of its par value common stock." Additionally, please include a note to any compensation disclosed for 2010 stating that the amounts disclosed only cover the year to date. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the table to include under the “Stock Awards” column to agree with the Statement of Operations on page F-3.  In addition, we have included a footnote to the table to read, “Equal to fair value of stock received ($900,000) based on market value on date of placement less the consideration paid for the stock ($25,000).”

Certain Relationships and Related Transactions, page 30

67)

Please revise your disclosure to include a description of Ms. Ramirez-Martinez's other business activities and any potential conflicts of interest that may arise from these business activities. This Comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 34 as follows:

"Ms. Ramirez-Martinez, may be involved in other business activities, including performing her duties as a materials planner for GKN Driveline. However, this activity will not create a direct, or indirect, conflict of interest with the goals of the Company. Ms. Ramirez-Martinez is the sole officer and director of the Company and her goals are directly in-line with the goals of the Company. Accordingly, Ms. Ramirez-Martinez has made cash advances to the Company in the amount of $14,864. Such advances have been used to cover general operating expenses. These advances are non-interest bearing, unsecured and due upon demand. The Company intends to repay this advance through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Amended Promissory Note. Ms. Ramirez-Martinez has indicated that she may be willing to provide additional financing in the future should the need arise. However, there has been no commitment beyond verbal assurances."

68)

Please describe the terms of the cash advance from your principal shareholder to your company, that is listed under "Note 4 - Related Party Payables" On page F-20. Refer to Item 404(d)(1) of Regulation S~K.

RESPONSE: See our response to comment 67 above.

69)

We note your disclosure on page five that, as of September 30, 2008, you became a shell company. We also note that you filed a Form 8-K on December 12, 2009 to disclose a change in beneficial ownership and a change in control of your company. Accordingly, please provide the disclosure required by Item 404(c)(2) or Regulation S-K, applicable to any person who acquired control of a shell company.

RESPONSE: We have revised the Filing on Page 34 to include the following language relating to the fact Ms. Ramirez-Martinez is currently and has been the sole-promoter since she acquired control of the shell.

"Ms. Ramirez-Martinez is the sole-promoter of the Company and has been since she acquired a majority of the Company's shares in December of 2009."

70)

Please revise your disclosure to indicate whether your current director, and any person serving as a director during any part of the last completed fiscal year is independent, and disclose the definition used to determine independence. This comment also applies to future filings of your periodic reports, as applicable.

RESPONSE: We have revised the Filing on Page 34 to include the following language:

"Further, for purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Accordingly, we do not have an independent director as of November 30, 2010. The OTCBB on which shares of Common Stock are quoted does not have any director independence requirements."

Financial Statements

71)

We note your disclosure on page 19 that you received a one-year lease from the Arizona Bureau of Land Management to prospect, explore, test, develop, work and mine the property containing your staked claims. Please disclose the terms of the lease and provide the disclosure required by ASC 840 or tell us why no disclosure is required.

RESPONSE:  The term "lease" as used throughout the Filing is meant to convey to the reader that the Company has secured, by staking the Claims, the exclusive rights to the Claims and that such rights are conveyed by the Arizona Bureau of Land Management. However, there is no physical lease agreement that is entered into by and between the Company and the ABLM covering the Claims, the Company simply stakes, files the requisite paperwork with the ABLM relating to the Claims, continues to pay the requisite annual filing fee and the Company reserves the right to enter the property to conduct activities relating to the exploration for minerals thereon.  Accordingly, we do not believe that the disclosure required under ASC 840 is necessary. Please see the comment response to number 39 and 45.

Note 1 - Nature of Operations, page F-6

72)

Please revise your disclosure in this section to clarify, if true, that you no longer intend to become a third-party reseller of medical office solutions and update this Note to reflect your new intended line of business. Please revise or advise and make any applicable revisions to "Note 1 - Nature of Operations" on page F-17.

RESPONSE:  We have revised the Filing on Page F-6 to include the following language:

"Medzed, Inc. (the Company) was organized on August 3, 2007, under the laws of the State of Nevada to engage in any lawful activity.  In particular the Company was established for the purpose of becoming a third party reseller of Medical Office Business Solutions.  However, due to poor performance related to the sales of the medical office business solutions, the Company abandoned all activity related to the Medical Office Business Solutions and at that time became a “shell” company as of September 30, 2008, and has since restructured the Company to include a new business plan based on the exploration of mineral claims."

Part II - Information Not Required in Prospectus, page II-1

Item 15 Recent Sales of Unregistered Securities, page II-2

73)

Please revise your disclosure to indicate the exemption relied upon in the transaction between Ms. Ramirez-Martinez and Mr. MacLean which took place on December 3, 2009. Additionally, briefly describe the circumstances relied upon in each of the transactions in this section to make each applicable exemption available. Refer to Item 701 of Regulation S-K.

RESPONSE: We have revised the Filing on Page II-2 as to include the circumstances relied upon in each of the transactions in this section to make each applicable exemption available.

Item 16. Exhibits, page III-3

74)

We note the third sentence in the last paragraph on page 19 that you have "applied for and received a one year lease" with the Arizona Bureau of Land Management. Please file a copy of this lease as an exhibit to your registration statement, as required by Item 601(b)(10)(ii)(D) of Regulation S-K, or provide an explanation as to why you believe such disclosure is not required.

RESPONSE: We have revised the filing to reflect that we have given the Arizona Bureau of Land Management Location Notice of Lode Claim Mining and that such notice and the payment of the requisite fees allows the Company a one year right to access and explore the claim. Please see comment response #39.

75)

We note that your Amended and Restated Articles of Incorporation are not filed as Exhibit 3.10., but were previously filed as Exhibit 3 to form 8-K filed September 3, 2009. Please revise your incorporation by reference accordingly.

RESPONSE:  We have revised the Filing accordingly.

Exhibit 5.1

76)

We note that the date of your legal opinion is qualified as to the date of the opinion, it will be necessary for counsel to file an opinion dated as of the effective date, or to remove the qualifying language from the opinion. Further, with your revised counsel's opinion, please include the file number of the registration statement.

RESPONSE: We have revised the Filing accordingly.

Exhibit 23.1

77)

Please have your independent accountant revise the written consent to refer to the report on the audited financial statements included in the filing.

RESPONSE: We have revised the Filing accordingly.

Signatures, page II-5

78)

Your Form S-l is not signed as provided in the Form. The signature of Ms. Ramirez-Martinez in her individual capacity should also include her individual titles of "Principal Executive, Financial and Accounting Officer" at the bottom of this page.

RESPONSE: We have revised the Filing accordingly.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T) Controls and Procedures, page 9

79)

Please file an amended Form 10-K that discloses whether you have established any disclosure controls or procedures and detailing management’s conclusions regarding the effectiveness of these controls, as required by Item 307 of Regulation S-K In this regard, we note that several of your Form 8-Ks were not timely filed. Please note this fact in your disclosure and disclose any effect these late filings had on management's conclusion regarding the effectiveness of your disclosure controls and procedures, if any.

RESPONSE: We have filed an Amended Form 10-K/A containing the following amended disclosure:

" ITEM 9A(T). CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

1.

As of December 31, 2009, effective controls over the control environment were not maintained.  Specifically, a formally adopted a written code of business conduct and ethics that governs to the Company’s employees, officers and directors was not in place. Additionally, management has not developed and effectively communicated to its employees its accounting policies and procedures.  This has resulted in inconsistent practices.  Further, the Board of Directors does not currently have any independent members and no director qualifies as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-B.  Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

2.

As of December 31, 2009, effective controls over financial statement disclosure were not maintained.  Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements.   Accordingly, management has determined that this control deficiency constitutes a material weakness.

3.

As of December 31, 2009, effective controls over equity transactions were not designed or in place maintained.  Specifically, controls were not designed to ensure that equity transactions were properly reflected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

4.

As of December 31, 2009, our current disclosure controls and procedures were not effective to ensure that we record, process, summarize, and report the information we must disclose in reports that we file or submit under the Exchange Act, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely discussions regarding required disclosures.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Our independent registered public accounting firm was not required to, and has not, issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2009.

Continuing Remediation Efforts to address deficiencies in Company’s Internal Control over Financial Reporting

Our management and Board of Directors plan to establish the following remediation measures during the fiscal year ended December 31, 2010:

•

Our Board of Directors will nominate an audit committee and audit committee financial expert to ensure that we establish appropriate internal controls over our financial reporting process, including formal review and approval of our financial statements and the review, implementation, and monitoring of necessary internal controls, procedures, and policies to mitigate the potential risk of material misstatement of our financial records."

80)

In your amended 10-K, please indicate whether there were any changes in your internal controls over financial reporting during the fiscal quarter preceding the filing of your Form l0-K that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

RESPONSE: We have filed an Amended Form 10-K/A containing the following amended disclosure:

"Changes in Internal Controls.

There were no changes in our internal control over financial reporting,

identified in connection with the evaluation of such internal control that occurred during our fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

81)

We note your statement in the third material weakness that "controls were not designed and in place to ensure that equity transactions were properly reflected." In your amended filing, please differentiate whether your controls, as designed, were ineffective, or rather that the controls, as implemented, were ineffective.

RESPONSE: Please see our response to Comment 79 above.

Part III

Directors and Executive Officers, page l0

Involvement in Certain Legal Proceedings, page 10

82)

In future filings please ensure that your disclosure regarding the involvement of your directors, officers, promoters and control persons in legal proceedings covers the preceding 10 years, as required by Item 401(1).

RESPONSE: We have taken note of your comment and will ensure that future filings will contain disclosure regarding the involvement of our directors, officers, promoters and control persons in legal proceedings covering the preceding 10 years.

Signatures, page 15

83)

Please include each capacity in which Ms. Ramirez-Martinez signed the report in the second block. Please refer to general instruction D of Form 10-K.

RESPONSE: We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the October 19, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Gloria Ramirez-Martinez

Gloria Ramirez-Martinez, President and CEO